Exhibit 15.1

20 20 INVESTMENT PROJECT KADARA GOLD DEPOSIT DEVELOPMENT BUSINESS PLAN USE OF PROCEEDS

Executive summary Р roject Concept The purpose of the Project is to raise investments to finance confirmation of reserves and to launch a gold extraction plant. Parameters Description Site Trans - Baikal Region, in the territory of the Mogochinsky district, interfluve of the Shilka and the Amazar rivers License ЧИТ 02943 БР P roduct Dore alloy for transferring to affinage, after refinery - standard gold ingots Field Total area equal to 185 , 8 sq . km Project stages The Project will be implemented in four stages : • Confirmation of reserves - 2020 • Geological exploration and design of a gold extraction plant - 2020 - 2021 • Construction of a gold extraction plant – 202 0 - 2022 Main characteristics of the project. The Project to raise financing for establishing a gold mining company . The Company has license for geological survey and extraction of gold and by - products . The Project envisages financing of exploration works for confirmation of gold reserves and construction of a gold extraction plant . Financing stage will be completed within three years after the Project is commenced . 2

35% 4% 7% 29% 20% 3% 2% Geological exploration works - 6,995,740 USD (35%) Research and development - 680,000 USD (4%) Shift camp and auxillary infrastructure buildings, roads and electrical power - 1,430,340 USD (7%) Start of developing of open pit, mining machinery acquisition, 5,858,380 USD (29%) Ordering equipment for gold extraction factory - 3,968,040 USD (20%) General and administrative expenses - 650,000 USD (3%) Offering expences - 417,500 (2%) Business Plan expenses chart. 3 Total expenditures: 20,000,000 USD

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Continuation of Exploration Works. Design. Experimental Production

Exploration Work.

The short-term objective of the Company (until the end of 2021) is continuation of prospecting and evaluation work in order to prepare and submit to the Department of Mineral Resources for the Trans-Baikal Region (Zabaykalnedra) a report including calculation of gold and associated components of categories C_1 and C_2, and the expected resources of category P_1.

To this end, the Company plans the following works:

- Confirmation of the field model reliability: complex aerogeophysical studies, relief scanning, route geological studies of 1: 10000 scale;
- Correction of the contours of ore bodies: drilling of planimetric and contour holes, penetration of surface mines, detailed geophysical works;
- Definition of resources and reserves: testing of mine workings and core of boreholes, subsurface geometrization, and preliminary estimation of reserves.

In order to increase the short-term value of assets, with relatively low investment costs, the Company intends to carry out works according to the following program:

- Exploration of one of the six sections of the licensed area (“Kadara”) - the Kadara site in order to prepare the approval of gold reserves and their subsequent recognition by the Federal Budgetary Institution "State Commission for Mineral Reserves" (GKZ);
- Exploratory and evaluation work on the remaining five sites in order to prepare the approval of gold resources.

Acquisition of Mining Machinery and Equipment.

During 2020, the following mining machinery and equipment will be purchased:

- mining dump truck Komatsu HD325-6 - 2 pcs.
- excavator Hitachi ZX-800 - 1 pc.
- front loader Komatsu WA600-3 - 1 pc.
- wheeled bulldozer Komatsu WD500-3 - 1 pc.

4

▪ drilling equipment for exploration of minerals (units, machines, bits, drums and other equipment for prospecting works (concentrators, trays, flushing devices, screens, sluices, etc . ), ▪ mining equipment (drilling rigs, pumps, pipes, etc . ) . Construction of open pit . Before starting the construction of the quarry, the specifications of the main technological processes shall be calculated i . e . drilling of blast holes, blasting schemes, mining of rock mass, quarry transport, dumping and reclamation . The capacity and the required mining equipment have been calculated . The maximum discounted income from the activity of the enterprise shall serve as a criterion for determining the final boundaries of the quarry . Specific values of production areas shall be determined by calculation, with due account of the general business expenses and depreciation charges . Based on the optimization results, the quarry with transport communications shall be built at the end of the development . According to the standards of technological design for these conditions, a year - round operating mode of the quarry is adopted . The development of the deposit will be conducted by a strictly dependent development system with external heaping, which takes into account the degree of dependence of mining, overburden and mining preparations on each other in time and space, the direction of excavation and the formation of rock dumps . Preparation of rock mass to the excavation is done with the drilling and blasting method . The technology for the drilling and blasting operations and the type of drilling equipment used for it have been adopted with due account for the physical and mechanical properties of the rock massif . Design of a Gold extraction factory The advantage of the new construction of the gold is designing the optimal layout of the factory premises, optimizing the location of the equipment and thereby significantly reducing the energy costs . In general, the gold recovery factory is a combination of unique technologies, where every type of equipment is selected by calculation and connected as a single unit . All processes will be fully automated and consolidated into a single information and management complex that controls all production . Provided simultaneous geological prospecting, construction of a gold extraction plant and gold mining, the modular design of the gold extraction plant, which comprises complete modules based on standard blocks, will be the best option . It is also common knowledge that modular factories should be built in remote areas with an undeveloped infrastructure . 5

Construction of a gold extraction plant with a mixed processing technology (gravity concentration and cyanide leaching) and a stepwise arrangement (a gravity - mechanized ore transportation system) is planned . The design of the gold extraction plant includes the following works : Basic engineering

▪ development and approval of the concept and basic technology ▪ calculation of productivity and required resources ▪ selection of main process equipment Design ▪ preparation of the design task ▪ collection of source documentation ▪ prospecting works ▪ preparation of engineering survey materials ▪ preparation of technological regulations for design ▪ development of project documentation based on the selected basic engineering ▪ preparation of design documentation ▪ preparation of engineering specifications for engineering support and other ▪ project appraisal ▪ specification of purchased equipment 6 During developing the project documentation, a three - dimensional model shall be created that would visually show the relative location of the processing equipment, pipelines, engineering communications and provides a real picture of the future facility . Based on the project documentation, after obtaining a positive opinion of the Federal Autonomous Office "Main Department of State Expertise" (FAO "Glavgosexpertiza of Russia"), working documentation shall be developed .